#第11款格式3重大訊息申報
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Company code:2027
No:1
Subject:Applicable in cases of acquisition.
To which item it meets--article 4 paragraph xx:11
Date of events:2017/03/31
Contents:
1.Kind of merger/acquisition (e.g.merger, consolidation, spin-off ,acquisition, or receiving assignment of shares):acquisition
2.Date of occurrence of the event:2017/03/31
3.Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):Ta Chen Investment Corporation.
4.Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):Empire Resources, Inc. (ERS)
5.Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:
@ Ta Chen Group already owned 413,047 shares (4.96%) of the Counterparty.
@ The acquisition is beneficial to market integration and can increase the
@ operating scale and competitiveness of Ta Chen Group and can be expected to
@ have a positive impact on business performance.
6.Purpose/objective of the merger/acquisitionation:
@ Considering that the products of the acquired company are the same as Ta Chen
@ International Inc., (another US subsidiary of the Group), Ta Chen Group will
@ increase the operating scale and competitiveness and achieve the business
@ performance after the inclusion of the acquired company into the Group.
7.Anticipated benefits of the merger/acquisition:
@ Ta Chen Group will increase the operating scale and competitiveness and achieve
@ the business performance.
8.Effect of the merger or consolidation on net worth per share and earnings per share:
@ Ta Chen Group can be expected to have a positive impact on business performance
@ in US market .
9.Share exchange ratio and basis of its calculation:
@ Tender offer in cash, the acquisition price is according to the Independent
@ opinion of the equity value by CPA.
10.Scheduled timetable for consummation:2017/05/15
11.Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:Not applicable.
12.Basic information of companies participating in the merger:
@ Ta Chen Investment Corporation: 100% owned by Ta Chen Stainless Pipe Co., Ltd.
@ Empire Resources, Inc. (ERS): Listing company in US, is a distributor of
@ value-added, semi-finished aluminum products.
13.Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumesof the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcementof a spin-off):Not applicable.
14.Conditions and restrictions on future transfers of shares resulting from the merger or acquisition:None.
15.Other important stipulations:None.
16.Do the directors have any objection to the present transaction?:No.